UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____May 2003____

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive offices)

  Interim Financial Statements – three months ended March 31, 2003 compared to three months ended February 28, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_	Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No _X_

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: May 30, 2003	By:	“Doris Meyer”

Doris Meyer
Assistant Corporate Secretary

ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE PERIOD ENDED MARCH 31, 2003

(Unaudited)
Prepared by Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the Three Months ended March 31, 2003 and the Three Months ended February 28, 2002

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements and management discussion and analysis of the financial condition and results of operations for the ten months ended December 31, 2002.

Overview of Business

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”) a company that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits. Under Canadian GAAP, direct exploration, engineering, development and feasibility costs have been capitalized. Administrative and other costs associated with the evaluation of debt and financing activities have been expensed.

Change of Accounting Date

The Company changed its financial year-end from February 28 to December 31 effective December 31, 2002.

Results of operations – three months to March 31, 2003 compared with three months ended February 28, 2002

The Company incurred a net loss of $1.4 million or $0.03 per share for the three month period ended March 31, 2003 compared to a net loss of $2.2 million or $0.04 per share for the three month period ended February 28, 2002.

Interest received was $40,771 in the three months to March 31, 2003 reflecting the increase in cash in January 2003.

The Company’s expenses for the three months ended March 31, 2003 were $1.4 million, a decrease of $1 million from $2.4 million in the three months ended February 28, 2002. The Company incurred costs of $0.3 million related to the closure of its Vancouver, Canada office including staff termination costs and the non-cash write down of the unamortized cost of furniture and equipment in the Vancouver office.

The reduction in general and administrative costs arises primarily from the elimination of interest costs after the conversion of convertible debentures into common shares of the Company on April 1, 2002. Increases in legal and promotion and travel costs are due to work supporting the Company’s Mining License Application including an active public information program in Thailand. Foreign exchange loss for the three months to March 31, 2003 was immaterial compared to a foreign exchange gain of $0.2 million in the three months ended February 28, 2002.

Investing Activities and Project Update

Investing activities with respect to expenditures on the potash concession were $1.2 million, up from the $0.4 million spent in the three months to February 28, 2002. The increase in costs arises from the Company’s use of internationally recognized consultants to support the preparation of the Mining License Application.

Liquidity and Capital Resources

At March 31, 2003, the working capital of the Company was $4.7 million.

In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

Other than for administrative expenditures the Company will continue to spend funds on the on-going development of its potash project. The Company expects to have sufficient cash to meet its short-term objectives in particular the public hearing process that follows submission of the Mining License Application. In support of the application by the Company, the feasibility study and the Environmental Impact Assessment, which have previously been completed, have also been filed.

Upon receipt of the Mining License the Company is required to pay to the Thai Government US$5 million.

The Company will need to raise additional funds by early 2004 in order to fund any continuing project development costs, to meet its obligations on receipt of the Mining License, for working capital and administrative expenses, to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

Risks

The Company’s business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Company’s business will be related to the success the Company achieves in the development, placing into production and commercial operation of the Udon South and Udon North projects in the Udon Thani Potash Concession in Thailand.

Mineral exploration and development involves significant risks and few properties that are explored are ultimately developed into producing mines.

The Company’s continuing ability to meet its obligations as they come due and to undertake development of the Concession is dependent upon raising sufficient funds and/or securing other Project participation as required.

On 29 May 2003 the Company submitted its Mining License Application in compliance with the terms of the Concession Agreement between the Company and the Government of Thailand. There is a structured process under Thai law that leads to review and approval of the application. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. There can be no guarantee that such a License will be obtained, or obtained on commercially acceptable terms.

A fee of US$5 million is payable upon receipt of the Mining Licenses. There can be no assurance that the Company can raise the necessary funds for such payment.

Moving beyond the Mining License application to construction of the mining site will require participation from third party financial institutions and/or industry participants. The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved. There can also be no assurance that these costs will not increase as a result of delays in granting of a Mining License, or of new conditions or requirements that are part of the Mining License Application approval.

The marketability of potash will be affected by numerous factors beyond the control of the Company including potash price fluctuations, changes in the supply of and demand for potash, competitive reactions, the proximity and capacity of markets, and government regulations relating to prices, taxes and the import and export of potash.

The Company’s operating costs can be impacted by changes in the cost of mining and processing equipment, the proximity and capacity of end use markets, government regulations relating to royalties, land tenure, labour standards, land use, environmental protection and operating permits.

The potash mining industry participants include large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheets
March 31, 2003 and December 31, 2002
(expressed in Canadian dollars)

	March 31	December 31
	2003	2002

	(Unaudited)
ASSETS
CURRENT
Cash	$5,252,434	$5,833,316
Accounts receivable	106,584	93,812
Prepaid expenses	81,376	123,302
Other current assets	46,159	49,094

TOTAL CURRENT ASSETS	5,486,553	6,099,524

INVESTMENT IN POTASH CONCESSION	88,684,450	87,451,256
DEPOSIT	269,655	263,592
INVESTMENT IN LAND	7,894,269	7,894,269
PROPERTY AND EQUIPMENT	163,878	210,565

	$102,498,805	$101,919,206

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$741,545	$889,353

TOTAL CURRENT LIABILITIES		889,353

FUTURE INCOME TAXES	16,348,459	16,348,459

	17,090,004	17,237,812

SHAREHOLDERS' EQUITY
Share Capital (Note 2 and 5)	158,902,455	156,727,265
Contributed surplus	-	36,143
Deficit	(73,493,654)	(72,082,014)

	85,408,801	84,681,394

	$102,498,805	$101,919,206

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

"John Bovard"	'"Robert G. Connochie"

John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD
Interim Consolidated Statements of Loss and Deficit
For the three months ended March 31, 2003 and February 28, 2002
(expressed in Canadian dollars)

	Three months ended
	March 31,	February 28,
	2003	2002

	(Unaudited)	(Unaudited)

INTEREST AND OTHER INCOME	$41,336	$(5,300)

EXPENSES
Accounting and legal	140,855	71,725
Amortization of property and equipment	9,156	17,372
Amortization of deferred financing costs	-	361,735
Consulting	153,626	411,952
Interest and bank charges	2,560	1,197,534
Recovery of prior year’s accrued finance costs	-	(49,267)
Office and miscellaneous	94,434	49,417
Promotion and travel	324,988	71,741
Rent	44,320	38,932
Salaries	571,937	191,682
Stock compensation expense	(36,143)	-
Transfer fees and filing costs	76,280	24,378

	1,382,013	2,387,201

LOSS BEFORE THE UNDERNOTED	(1,340,677)	(2,392,501)

FOREIGN EXCHANGE (LOSS) GAIN	(10,577)	210,482
WRITE-DOWN OF PROPERTY AND EQUIPMENT	(60,386)	-

LOSS BEFORE INCOME TAXES	(1,411,640)	(2,182,019)

FUTURE INCOME TAX RECOVERY	-	-

NET LOSS FOR THE PERIOD	(1,411,640)	(2,182,019)

DEFICIT, BEGINNING OF PERIOD	(72,082,014)	(65,936,920)

DEFICIT, END OF PERIOD	$(73,493,654)	$(68,118,939)

LOSS PER SHARE	$(0.03)	$(0.04)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	454,792,764	60,093,341

ASIA PACIFIC RESOURCES LTD
Consolidated Statements of Cash Flows
For the three months ended March 31, 2003 and February 28, 2002
(expressed in Canadian dollars)

	Three months ended
	March 31,	February 28,
	2003	2002

	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(1,411,640)	$(2,182,019)
Items not involving cash
Accretion of liability component of convertible debentures		-
Interest payable on convertible debentures	-	(1,760,452)
Reduction in accrued withholding taxes related to	-	2,706,331
Amortization of property and equipment	9,156	17,372
Amortization of deferred financing costs	-	361,735
Foreign exchange (gain) loss and other	-	8,241
Stock compensation expense	(36,143)
Write down of property and equipment	60,386	-

	(1,378,241)	(848,792)
Change in non-cash operating working capital items	(115,719)	810,167

	(1,493,960)	(38,625)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	2,175,190	-
Deferred financing costs	-	(401,231)
Promissory note	-	800,000

	2,175,190	398,769

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(22,855)	(7,159)
Investment in land	-	(256)
Investment in potash concession	(1,233,194)	(120,203)
Deposit	(6,063)	(264,384)

	(1,262,112)	(392,002)

NET CASH INFLOW (OUTFLOW)	(580,882)	(31,858)
CASH POSITION, BEGINNING OF PERIOD	5,833,316	771,140

CASH POSITION, END OF PERIOD	$5,252,434	$739,282

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	(12,772)	462,285
Prepaid expenses and deposits	41,926	220,397
Other current assets	2,935	(569)
Accounts payable and accrued charges	(147,808)	128,054

	$(115,719)	$810,167

Cash receipts for interest	$41,336	$(5,300)
Cash payments for interest	$2,580	$1,197,534

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(expressed in Canadian dollars)

1.

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1.4 million for the three months ended March 31, 2003 and a net loss of $2.2 million for the three months ended February 28, 2002.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the ten month period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the ten month period ended December 31, 2002

3.	INVESTMENT IN POTASH CONCESSION The investment in potash concession consists of the following:

March 31, 2003
Balance, beginning of period	$87,451,256
Deferred exploration and development expenditures	1,233,194

Balance, end of period	$88,684,450

The Company holds a 90% beneficial interest in APPC, a company which holds a potash concession situated in Udon Thani in northeast Thailand, and the Government of Thailand has a 10% carried interest. The Company will recoup the Government of Thailand’s 10% share of exploration, development and capital expenditures out of the Government’s share of dividends from the net profits of APPC, if any, once commercial production has commenced.

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to APPC twelve special prospecting licenses (“SPLs”), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first and second year, respectively, from the date of issuance. APPC had already extended the minimum required exploration, development and administrative work relating to the first and second year as at December 31, 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(expressed in Canadian dollars)

The SPLs required APPC to provide a letter of guarantee to the DMR. APPC deposited $263,592 (Baht 7,200,000) with a financial institution to secure the required letter of guarantee. The deposit bears interest at a variable rate (currently 2.5% per annum) and the letter of guarantee for the SPLs will no longer be required when the SPLs expire or are converted into a mining license.

On May 29, 2003 APPC submitted Mining License Applications in compliance with the terms of the Concession Agreement between the Company and the Government of Thailand. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5.	PROPERTY AND EQUIPMENT

		March 31, 2003		Dec. 31, 2002

	Cost	Depreciation	Value	Value

Furniture and fixtures	$256,595	$190,683	$65,912	97,117
Vehicles	63,743	63,452	291	291
Exploration equipment	11,598	11,598	-	-
Leasehold improvements	121,918	104,948	16,970	16,970
Computer equipment	163,419	82,714	80,705	96,187

	$617,273	$453,395	$163,878	$210,565

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Three month period ended March 31 2003 and three month period ended February 28, 2002
Not audited
(expressed in Canadian dollars)

6.	SHARE CAPITAL

	a)	Details of share capital from December 31, 2002 to March 31, 2003 are as follows:

	Number
	of Shares	Amount

Balance at December 31, 2002	442,225,002	$156,727,265

Issued for cash on private placement	21,751,896	2,175,160

Balance at March 31, 2003	463,976,898	$158,902,425

As at March 31, 2003, the fully diluted number of common shares was 507,356,663 and it included 19,160,265 warrants exercisable at $0.40 per common share and 24,219,500 vested and unvested share options. As at April 2, 2003, after expiry of unexercised warrants and expired and unexercised stock options the fully diluted number of common shares was 487,696,448.

On April 23, 2003, 392,500 common shares vested to John Bovard, CEO, pursuant to the grant of these unvested shares on April 1, 2002.

b)	Contributed surplus

Balance at December 31, 2002	$36,143
Plus unamortized value of unvested shares	19,357
Stock compensation expense	(55,500)

Balance at March 31, 2003	$-

7.	SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.